UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               GENTA INCORPORATED


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                 372 45 M 20 7
                                 (CUSIP Number)

                                  MAY 11, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 11

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

                  PARAMOUNT BIOCAPITAL ASSET MANAGEMENT, INC.

2     Check the Appropriate Box If a Member of a Group *

                                    a. [_]
                                    b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

                DELAWARE

                   5         Sole Voting Power
 Number of                         0
  Shares
Beneficially       6         Shared Voting Power
  Owned By                         3,551,532 (includes call options to purchase
    Each                     3,000,000 shares)
 Reporting         7         Sole Dispositive Power
   Person                          0
    With
                   8         Shared Dispositive Power
                                   3,551,532 (includes call options to purchase
                             3,000,000 shares)

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                        3,551,532 (includes call options to purchase 3,000,000 shares)

10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares *

                        [_]

11    Percent of Class Represented By Amount in Row (9)

                        4.2%

12    Type of Reporting Person *

                        CO

* see instructions before filling out

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            ARIES MASTER FUND II, LTD.

2     Check the Appropriate Box If a Member of a Group *

                                    a. [_]
                                    b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

            CAYMAN ISLANDS

                   5         Sole Voting Power
 Number of                         0
  Shares
Beneficially       6         Shared Voting Power
  Owned By                         1,882,893 (includes call options to purchase
    Each                     1,560,000 shares)
 Reporting         7         Sole Dispositive Power
   Person                          0
    With
                   8         Shared Dispositive Power
                                   1,882,893 (includes call options to purchase
                             1,560,000 shares)

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,882,893 (includes call options to purchase 1,560,000 shares)

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares *

                        [_]

11    Percent of Class Represented By Amount in Row (9)

                        2.3%

12    Type of Reporting Person *

                        CO

* see instructions before filling out

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            ARIES DOMESTIC FUND, LP

2     Check the Appropriate Box If a Member of a Group *

                                    a. [_]
                                    b. [x]

3     SEC Use Only

4     Citizenship or Place of Organization

            DELAWARE

                   5         Sole Voting Power
 Number of                         0
  Shares
Beneficially       6         Shared Voting Power
  Owned By                         1,406,873 (includes call options to purchase
    Each                     1,200,000 shares)
 Reporting         7         Sole Dispositive Power
   Person                          0
    With
                   8         Shared Dispositive Power
                                   1,406,873 (includes call options to purchase
                             1,200,000 shares)

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,406,873 (includes call options to purchase 1,200,000 shares)

10 Check Box If the Aggregate Amount in Row (9) Excludes CertainShares *

                        [_]

11    Percent of Class Represented By Amount in Row (9)

                        1.7%

12    Type of Reporting Person *

                        CO

* see instructions before filling out

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            ARIES DOMESTIC FUND II, LP

2     Check the Appropriate Box If a Member of a Group *

                                    a. [ ]
                                    b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

            DELAWARE

                   5         Sole Voting Power
 Number of                         0
  Shares
Beneficially       6         Shared Voting Power
  Owned By                         261,766 (includes call options to purchase
    Each                     240,000 shares)
 Reporting         7         Sole Dispositive Power
   Person                          0
    With
                   8         Shared Dispositive Power
                                   261,766 (includes call options to purchase
                             240,000 shares)

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                        261,766 (includes call options to purchase 240,000 shares)

10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares *

                        [_]

11    Percent of Class Represented By Amount in Row (9)

                        0.3%

12    Type of Reporting Person *

                        CO

* see instructions before filling out

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            LINDSAY A. ROSENWALD, M.D.

2     Check the Appropriate Box If a Member of a Group *

                                    a. [_]
                                    b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

            UNITED STATES

                   5         Sole Voting Power
 Number of                         2,793,218
  Shares
Beneficially       6         Shared Voting Power
  Owned By                         3,551,532 (includes call options to purchase
    Each                     3,000,000 shares)
 Reporting         7         Sole Dispositive Power
   Person                          2,793,218
    With
                   8         Shared Dispositive Power
                                   3,551,532 (includes call options to purchase
                             3,000,000 shares)

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                        6,290,750 (includes call options to purchase 3,000,000 shares)

10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares *

                        [_]

11    Percent of Class Represented By Amount in Row (9)

                        7.8%

12    Type of Reporting Person *

                        IN

* see instructions before filling out

ITEM 1(A)   NAME OF ISSUER:

            Genta Incorporated (the "Issuer").

ITEM 1(B)   ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Two Connell Drive
            Berkeley  Heights, New Jersey 07922
            PHONE: 908-286-9800

ITEM 2(A)   NAME OF PERSON FILING:

            This statement is filed on behalf of Dr. Lindsay A. Rosenwald, Paramount BioCapital Asset Management, Inc. ("PCAM"), Aries Domestic Fund, L.P. ("ADF1"), The Aries Master Fund II, Ltd., a Cayman Island exempted company ("AMF2"), and Aries Domestic Fund II, L.P. ("ADF2" and, collectively, the "Filing Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Filing Persons have made, and will continue to make, their own investment decisions

            Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder and chairman of Paramount BioCapital. Paramount BioCapital is the managing member to each of Aries I and Aries II and the investment manager to Aries Select.

            As of May 11, 2004, the Filing Persons believe they are eligible to file reports pursuant to Rule 13d-1(C) of the Securities Exchange Act of 1934. Accordingly, the Filing Persons are disclosing their interests in the Issuer on a Schedule 13G.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business office of Paramount BioCapital, ADF1, ADF2 and Dr. Rosenwald is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The address of the principal business office of Aries Select is c/o Fortis Fund Services Cayman Limited, Grand Pavilion Commercial Center, 802 West Bay Road, Grand Cayman, Cayman Islands.

ITEM 2(C)   CITIZENSHIP:

            1) Paramount BioCapital is a Subchapter S corporation incorporated in Delaware;

            2) AMF2 is a Cayman Islands exempted company;

            3) ADF1 and ADF2 are Delaware limited liability companies;

            4) Dr. Rosenwald is a citizen of the United States.


ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock (the "Shares").

ITEM 2(E)   CUSIP NUMBER:

            372 45 M 20 7

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

            This Item 3 is not applicable.

ITEM 4.     OWNERSHIP:

ITEM 4(A)   AMOUNT BENEFICIALLY OWNED:

            Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

            (i) AMF2: 1,882,893 Shares (2.3%), which includes call options to purchase 1,560,000 shares;

            (ii) ARIES DOMESTIC: 1,406,873 Shares (1.7%), which includes call options to purchase 1,200,000 shares;

            (iii) ARIES DOMESTIC II: 261,766 Shares (0.3%), which includes call options to purchase 240,000 shares;

            (iv) PCAM: 3,551,532 Shares (4.2%), comprised of the Shares held by AMF2, Aries Domestic and Aries Domestic II, which includes call options to purchase 3,000,000 shares; and

(v) DR. ROSENWALD: 6,290,750 Shares (7.8%), comprised of 2,550,497 Shares and 188,721 Shares issuable upon exercise of Common Stock purchase warrants held directly by Dr. Rosenwald and 3,551,532 Shares beneficially owned by PCAM, which includes call options to purchase 3,000,000 shares.

ITEM 4(B)   PERCENT OF CLASS:

            Please see Item 11 of each cover page.



ITEM 4(C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


      (i)    Sole power to vote or direct the vote:    Please see Item 5 of each
                                                       cover page

      (ii)   Shared power to vote or to direct the     Please see Item 6 of each
             vote                                      cover page

      (iii)  Sole  power to dispose or to direct       Please see Item 7 of each
             the disposition of                        cover page

      (iv)   Shared power to dispose or to direct the  Please see Item 8 of each
             disposition of                            cover page

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            This Item 5 is not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            (i) Dr. Rosenwald, as the sole shareholder of Paramount BioCapital, has the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Paramount BioCapital in accordance with his ownership interests in Paramount BioCapital, respectively.

            (ii) The partners of ADF1 have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of ADF1, in accordance with their partnership interests in ADF1.

            (iii) The partners of ADF2 have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of ADF2 in accordance with their partnership interests in ADF2.

            (iv) The shareholders of AMF have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of AMF in accordance with their ownership interests in AMF.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            This Item 7 is not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            This Item 8 is not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            This Item 9 is not applicable.

ITEM 10.    CERTIFICATION:

            By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

LINDSAY A. ROSENWALD, M.D.       PARAMOUNT BIOCAPITAL ASSET MANAGEMENT, INC.


By:                             By:
   ---------------------------      ---------------------------
                                Name:  Lindsay A. Rosenwald, M.D.
                                Title: Chairman

                                ARIES MASTER FUND II, LTD.

                                By:  Paramount BioCapital Asset Management, Inc.
                                Its: Investment Manager

                                By:
                                    ---------------------------
                                Name:  Lindsay A. Rosenwald, M.D.
                                Title: Chairman

                                ARIES DOMESTIC FUND, LP

                                By:  Paramount BioCapital Asset Management, Inc.
                                Its: General Partner

                                By:
                                    ---------------------------
                                Name:  Lindsay A. Rosenwald, M.D.
                                Title: Chairman

                                ARIES DOMESTIC FUND II, LP

                                By: Paramount BioCapital Asset Management, Inc. Its Managing Manager

                                By:
                                    ---------------------------
                                Name:  Lindsay A. Rosenwald, M.D.
                                Title: Chairman



                                 EXHIBIT INDEX

                                                                       PAGE NO.

A.     Joint Filing Agreement, dated as of May 11, 2004, by and
       among Paramount BioCapital Asset Management, Inc., Aries
       Master Fund II, Ltd., Aries Domestic Fund, L.P., Aries             11
       Domestic Fund II, L.P., and Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                   AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


                              PARAMOUNT BIOCAPITAL ASSET MANAGEMENT, INC.

Dated: May 12, 2004
       New York, NY       By:
                              --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


                              ARIES MASTER FUND II, Ltd.
                              By: Paramount BioCapital Asset Management, Inc.
                                        Investment Manager

Dated: May 12, 2004
       New York, NY       By:
                              --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman

                              ARIES DOMESTIC FUND, L.P.
                              By: Paramount BioCapital Asset Management, Inc.
                                        General Partner

Dated: May 12, 2004
       New York, NY       By:
                              --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman

                              ARIES DOMESTIC FUND II, L.P.
                              By: Paramount BioCapital Asset Management, Inc.
                                        General Partner

Dated: May 12, 2004
       New York, NY               By: ________________________________
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman